CREDIT SUISSE | FIRST BOSTON

CREDIT SUISSE FIRST BOSTON LLC

One Madison Avenue
New York, NY 10010-3629

Tel 1 212 325 2000
www.csfb.com

[redacted]

03037468

November 10, 2003

SEC MAIL PROCESSING RECEIVED NOV 17 2003 WASH. D.C. 155 SECTION

Securities and Exchange Commission
Division of Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Credit Suisse First Boston - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 – File No. 082-4705

SUPPL

Ladies and Gentlemen:

On behalf of Credit Suisse First Boston, a private foreign issuer exempt pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby enclose a supplement to the Credit Suisse First Boston Information Statement dated November 5, 2003. The supplement provides details on the results of operations of the Credit Suisse First Boston business unit for the nine months ended September 30, 2003 and the third quarter of 2003.

Please acknowledge receipt of this letter and its enclosure by stamping the enclosed copy of this letter and returning it to us in the enclosed pre-stamped and pre-addressed envelope.

If you have any questions, please contact the undersigned at (212) 325-4041.

Very truly yours,

Melissa Bodner

Melissa Bodner
Vice President

PROCESSED
NOV 25 2003
THOMSON
FINANCIAL

Enclosure

11/18

990490072 - 11/10/2003

SUPPLEMENT DATED NOVEMBER 5, 2003 TO CREDIT SUISSE FIRST BOSTON INFORMATION STATEMENT DATED APRIL 29, 2003

Interim Financial Information

On November 4, 2003, Credit Suisse Group announced its results of operations and published its unaudited financial statements as at and for the nine months ended September 30, 2003 and for the third quarter of 2003, including the results of operations for the CSFB business unit, some of which is excerpted and included in this supplement as Annex I. For further information on the interim results of operations for the CSFB business unit, we refer you to "Investor Relations — Annual and Quarterly Reporting — SEC Filings — Quarterly Reports" on Credit Suisse Group's website at www.credit-suisse.com. The results of operations for the CSFB business unit may differ significantly from our financial results. See "Operating and Financial Review and Prospects —Differences in the Results of Operations of the Bank and CSFB, Institutional Securities and CSFB Financial Services" in the Information Statement.

ANNEX I

Credit Suisse First Boston reported a net profit of USD 224 million (CHF 308 million) in the third quarter of 2003, down 21% compared with the second quarter of 2003. Institutional Securities' segment profit declined primarily on lower Fixed Income results partially offset by lower expenses. CSFB Financial Services' segment profit declined compared with the previous quarter. Credit Suisse First Boston's assets under management totaled USD 366.8 billion (CHF 485.3 billion) as of September 30, 2003.

Credit Suisse First Boston's net operating profit in the third quarter of 2003, which is net profit excluding the amortization of goodwill and acquired intangible assets, net of tax, decreased to USD 358 million (CHF 491 million) from USD 412 million (CHF 548 million) in the second quarter of 2003, and increased compared to a net loss of USD 250 million (CHF 415 million) in the third quarter of 2002. For the first nine months of 2003, net operating profit was USD 1.0 billion (CHF 1.4 billion).

As announced previously, in the third quarter Credit Suisse First Boston introduced a three-year vesting period for future stock awards in line with its long-term service and retention strategy and industry practice in investment banking. Accordingly, future stock awards will be expensed over a three-year period beginning in 2004. The net pre-tax impact of this change in the third quarter was USD 90 million (CHF 122 million), and USD 65 million (CHF 88 million) after tax. The reversal of the pre-tax accrual for the first six months of 2003 of USD 173 million (CHF 234 million) was partially offset by an incremental incentive compensation accrual to achieve full year compensation objectives. This resulted in a ratio of personnel expenses to operating income, calculated on an operating basis, of 48.5% in the third quarter. The business unit review below includes the effects of this change in the expensing of stock awards ↻.

Operating income in the third quarter of 2003 decreased 22% to USD 2.4 billion (CHF 3.4 billion) compared with the second quarter of 2003, as conservative risk positioning in light of US interest rate volatility reduced fixed income trading results and

Credit Suisse First Boston business unit income statement – operating [1]

in USD m	3Q2003	2Q2003	3Q2002	Change in % from 2Q2003	Change in % from 3Q2002	9 months 2003	9 months 2002	Change in % from 2002
Operating income	**2,422**	3,103	2,588	(22)	(6)	**8,363**	9,233	(9)
Personnel expenses	**1,173**	1,619	1,369	(28)	(14)	**4,272**	5,044	(15)
Other operating expenses	**619**	647	745	(4)	(17)	**1,895**	2,192	(14)
Operating expenses	**1,792**	2,266	2,114	(21)	(15)	**6,167**	7,236	(15)
Gross operating profit	**630**	837	474	(25)	33	**2,196**	1,997	10
Depreciation of non-current assets	**89**	104	137	(14)	(35)	**286**	375	(24)
Valuation adjustments, provisions and losses	**80**	49	560	63	(86)	**257**	1,022	(75)
Net operating profit/(loss) before extraordinary items, acquisition-related costs and taxes	**461**	684	(223)	(33)	–	**1,653**	600	176
Extraordinary income/(expenses), net	**1**	0	0	–	–	**1**	16	(94)
Taxes [2] [3]	**(80)**	(191)	81	(58)	–	**(411)**	(109)	277
Net operating profit/(loss) before acquisition-related costs	**382**	493	(142)	(23)	–	**1,243**	507	145
Acquisition interest	**(40)**	(48)	(68)	(17)	(41)	**(151)**	(266)	(43)
Amortization of retention payments	**4**	(77)	(99)	–	–	**(153)**	(316)	(52)
Amortization of acquired intangible assets and goodwill	**(154)**	(150)	(207)	3	(26)	**(455)**	(626)	(27)
Tax impact	**32**	64	96	(50)	(67)	**166**	318	(48)
Net profit/(loss) [4]	**224**	282	(420)	(21)	–	**650**	(383)	–
Reconciliation to net operating profit								
Net profit/(loss)	**224**	282	(420)	(21)	–	**650**	(383)	–
Amortization of acquired intangible assets and goodwill, net of tax	**134**	130	170	3	(21)	**395**	512	(23)
Net operating profit/(loss)	**358**	412	(250)	(13)	–	**1,045**	129	–

See page 23 for footnotes.

Credit Suisse First Boston business unit income statement – operating [1]

in CHF m	3Q2003	2Q2003	3Q2002	Change in % from 2Q2003	Change in % from 3Q2002	9 months 2003	9 months 2002	Change in % from 2002
Operating income	**3,352**	4,131	3,784	(19)	(11)	**11,373**	14,682	(23)
Personnel expenses	**1,627**	2,156	1,994	(25)	(18)	**5,809**	8,021	(28)
Other operating expenses	**854**	863	1,110	(1)	(23)	**2,578**	3,484	(26)
Operating expenses	**2,481**	3,019	3,104	(18)	(20)	**8,387**	11,505	(27)
Gross operating profit	**871**	1,112	680	(22)	28	**2,986**	3,177	(6)
Depreciation of non-current assets	**125**	136	207	(8)	(40)	**389**	596	(35)
Valuation adjustments, provisions and losses	**111**	63	867	76	(87)	**350**	1,625	(78)
Net operating profit/(loss) before extraordinary items, acquisition-related costs and taxes	**635**	913	(394)	(30)	–	**2,247**	956	135
Extraordinary income/(expenses), net	**2**	0	(1)	–	–	**2**	25	(92)
Taxes [2] [3]	**(111)**	(257)	139	(57)	–	**(559)**	(173)	223
Net operating profit/(loss) before acquisition-related costs	**526**	656	(256)	(20)	–	**1,690**	808	109
Acquisition interest	**(56)**	(64)	(99)	(13)	(43)	**(206)**	(424)	(51)
Amortization of retention payments	**3**	(102)	(146)	–	–	**(208)**	(503)	(59)
Amortization of acquired intangible assets and goodwill	**(211)**	(201)	(308)	5	(31)	**(618)**	(995)	(38)
Tax impact	**46**	84	141	(45)	(67)	**226**	505	(55)
Net profit/(loss) [4]	**308**	373	(668)	(17)	–	**884**	(609)	–
Reconciliation to net operating profit								
Net profit/(loss)	**308**	373	(668)	(17)	–	**884**	(609)	–
Amortization of acquired intangible assets and goodwill, net of tax	**183**	175	253	5	(28)	**537**	814	(34)
Net operating profit/(loss)	**491**	548	(415)	(10)	–	**1,421**	205	–

[1] Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform transactions of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services and the transfer of Credit Suisse First Boston's Private Client Services UK business from CSFB Financial Services to Private Banking. The operating basis business unit results reflect the results of the separate segments comprising the business unit. Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, not allocated to the segments are included in the business unit results. Certain other items, including brokerage, execution and clearing expenses, contractor and recruitment costs and expenses related to certain redeemable preferred securities classified as minority interests are presented in the operating basis business unit results based on the Group's segment reporting principles. For a reconciliation and a discussion of the material reconciling items, please refer to "Reconciliation of operating results to Swiss GAAP". [2] In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would have resulted in taxes for 3Q2002 and for the 9 months 2002 of CHF 144 m (USD 88 m) and CHF 24 m (USD 15 m), respectively. [3] Excluding tax impact on acquisition-related costs. [4] Net profit/(loss) is identical on an operating and Swiss GAAP basis.

Overview of business unit Credit Suisse First Boston – operating [1]

3Q2003

	in USD m			in CHF m		
	Institutional Securities	CSFB Financial Services	**Credit Suisse First Boston**	Institutional Securities	CSFB Financial Services	**Credit Suisse First Boston**
Operating income	2,135	287	**2,422**	2,957	395	**3,352**
Personnel expenses	1,016	157	**1,173**	1,411	216	**1,627**
Other operating expenses	542	77	**619**	748	106	**854**
Operating expenses	1,558	234	**1,792**	2,159	322	**2,481**
Gross operating profit	577	53	**630**	798	73	**871**
Depreciation of non-current assets	84	5	**89**	117	8	**125**
Valuation adjustments, provisions and losses	80	0	**80**	111	0	**111**
Net operating profit before extraordinary items, acquisition-related costs and taxes	413	48	**461**	570	65	**635**
Extraordinary income/(expenses), net	1	0	**1**	2	0	**2**
Taxes [2]	(66)	(14)	**(80)**	(92)	(19)	**(111)**
Net operating profit before acquisition-related costs	348	34	**382**	480	46	**526**
Acquisition interest			**(40)**			**(56)**
Amortization of retention payments			**4**			**3**
Amortization of acquired intangible assets and goodwill			**(154)**			**(211)**
Tax impact			**32**			**46**
Net profit [3]			**224**			**308**
Other data:						
Average allocated capital	8,349	370	8,679	11,173	495	11,615

[1] The operating basis business unit results reflect the results of the separate segments comprising the business unit. Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, not allocated to the segments are included in the business unit results. Certain other items, including brokerage, execution and clearing expenses, contractor and recruitment costs and expenses related to certain redeemable preferred securities classified as minority interests are presented in the operating basis business unit results based on the Group's segment reporting principles. For a reconciliation and a discussion of the material reconciling items, please refer to "Reconciliation of operating results to Swiss GAAP". [2] Excluding tax impact on acquisition-related costs. [3] Net profit is identical on an operating and Swiss GAAP basis.

Institutional Securities income statement [1]

in USD m	3Q2003	2Q2003	3Q2002	Change in % from 2Q2003	Change in % from 3Q2002	9 months 2003	9 months 2002	Change in % from 2002
Fixed Income	**819**	1,390	1,110	(41)	(26)	**3,599**	3,596	0
Equity	**675**	732	682	(8)	(1)	**1,982**	2,259	(12)
Investment Banking	**572**	644	556	(11)	3	**1,761**	2,204	(20)
Other	**69**	57	(240)	21	–	**173**	(354)	–
Operating income	**2,135**	2,823	2,108	(24)	1	**7,515**	7,705	(2)
Personnel expenses	**1,016**	1,473	1,126	(31)	(10)	**3,829**	4,303	(11)
Other operating expenses	**542**	568	596	(5)	(9)	**1,665**	1,743	(4)
Operating expenses	**1,558**	2,041	1,722	(24)	(10)	**5,494**	6,046	(9)
Gross operating profit	**577**	782	386	(26)	49	**2,021**	1,659	22
Depreciation of non-current assets	**84**	96	115	(13)	(27)	**266**	309	(14)
Valuation adjustments, provisions and losses	**80**	56	549	43	(85)	**248**	1,000	(75)
Net operating profit/(loss) before extraordinary items, acquisition-related costs and taxes	**413**	630	(278)	(34)	–	**1,507**	350	331
Extraordinary income/(expenses), net	**1**	0	0	–	–	**1**	16	(94)
Taxes [2]	**(66)**	(177)	98	(63)	–	**(374)**	(37)	–
Net operating profit/(loss) before acquisition-related costs and minority interests (segment result)	**348**	453	(180)	(23)	–	**1,134**	329	245

[1] Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform transactions of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services. Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, not allocated to the segments are included in the business unit results. [2] In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would have resulted in taxes for 3Q2002 and for the 9 months 2002 of USD 105 m and USD 87 m, respectively.

Institutional Securities

Institutional Securities reported a segment profit of USD 348 million (CHF 480 million) for the third quarter of 2003 compared to USD 453 million (CHF 604 million) in the second quarter of 2003 and a segment loss of USD 180 million (CHF 310 million) in the third quarter of 2002.

Operating income decreased 24% to USD 2.1 billion (CHF 3.0 billion) in the third quarter of 2003, compared with the second quarter of 2003 as a result of conservative risk positioning in the Fixed Income division and declines in the Equity and Investment Banking divisions. Third quarter 2003 operating expenses decreased 24% compared with the second quarter of 2003, largely due to lower compensation accruals and continued focus on cost control. Third quarter 2003 operating income was comparable with the third quarter of 2002, reflecting a significant reduction in legacy portfolio write-downs, largely offset by a decline in the Fixed Income division primarily due to a less favorable US interest rate environment. Operating expenses in the third quarter of 2003 decreased 10% compared with the third quarter of 2002, due to a decline in personnel expenses consistent with the trends explained for Credit Suisse First Boston overall. Third quarter 2003 valuation adjustments, provisions and losses of USD 80 million (CHF 111 million) were 43% higher than the second quarter of 2003, despite a decline in credit provisions that were principally due to loan repayments and loan sales, mainly reflecting markedly improved credit conditions.

Fixed Income's ➲ third quarter 2003 operating income of USD 819 million (CHF 1.1 billion) decreased 41% compared with the second quarter of 2003. Operating income was lower across most Fixed Income business lines. Structured products, most significantly residential mortgages, and the interest rate businesses were adversely impacted by lower volume, seasonal influences and conservative risk positioning in light of US interest rate volatility, resulting in reduced Value-at-Risk. Additionally, the level of securitizations declined compared with the robust second quarter of 2003. High yield operating income remained strong, although it was lower than the record-setting second quarter of 2003. Compared with the third quarter of 2002, operating income in the third quarter of 2003 decreased 26%, primarily due to declines in the interest rate and structured product businesses, offset in part by stronger high yield and credit trading results. Credit Suisse First Boston's research strength was again recognized by a #2 ranking in Institutional Investor "All-America Fixed Income Research Team" survey and a top ranking for leveraged finance research as published in September 2003 ➲.

The **Equity division**'s ➲ third quarter 2003 operating income declined 8% to USD 675 million (CHF 931 million) compared with the second quarter of 2003. While operating income from the cash trading activity increased in all regions compared with the second

Institutional Securities income statement [1]

in CHF m	3Q2003	2Q2003	3Q2002	Change in % from 2Q2003	Change in % from 3Q2002	9 months 2003	9 months 2002	Change in % from 2002
Fixed Income	**1,141**	1,849	1,640	(38)	(30)	**4,894**	5,718	(14)
Equity	**931**	977	1,007	(5)	(8)	**2,696**	3,592	(25)
Investment Banking	**790**	857	802	(8)	(1)	**2,395**	3,505	(32)
Other	**95**	77	(377)	23	–	**236**	(564)	–
Operating income	**2,957**	3,760	3,072	(21)	(4)	**10,221**	12,251	(17)
Personnel expenses	**1,411**	1,961	1,631	(28)	(13)	**5,207**	6,842	(24)
Other operating expenses	**748**	757	890	(1)	(16)	**2,265**	2,771	(18)
Operating expenses	**2,159**	2,718	2,521	(21)	(14)	**7,472**	9,613	(22)
Gross operating profit	**798**	1,042	551	(23)	45	**2,749**	2,638	4
Depreciation of non-current assets	**117**	127	174	(8)	(33)	**362**	492	(26)
Valuation adjustments, provisions and losses	**111**	73	850	52	(87)	**338**	1,589	(79)
Net operating profit/(loss) before extraordinary items, acquisition-related costs and taxes	**570**	842	(473)	(32)	–	**2,049**	557	268
Extraordinary income/(expenses), net	**2**	0	(1)	–	–	**2**	25	(92)
Taxes [2]	**(92)**	(238)	164	(61)	–	**(509)**	(58)	–
Net operating profit/(loss) before acquisition-related costs and minority interests (segment result)	**480**	604	(310)	(21)	–	**1,542**	524	194

[1] Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform transactions of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services. Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, not allocated to the segments are included in the business unit results. [2] In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would have resulted in taxes for 3Q2002 and for the 9 months 2002 of CHF 169 m and CHF 139 m, respectively.

Active private equity investments

	USD m 3Q2003	USD m 2Q2003	USD m 3Q2002	CHF m 3Q2003	CHF m 2Q2003	CHF m 3Q2002
Net gains (realized and unrealized gains and losses)	**8**	59	(13)	**12**	79	(20)
Management and performance fees	**50**	45	53	**69**	60	78

	USD bn 30.09.03	USD bn 30.06.03	USD bn 31.12.02	CHF bn 30.09.03	CHF bn 30.06.03	CHF bn 31.12.02
Book value	**0.9**	0.9	1.0	**1.2**	1.2	1.3
Fair value	**1.0**	0.9	1.0	**1.3**	1.3	1.4

quarter of 2003, operating income generated from derivatives activities, particularly related to convertible securities, was lower than the results recorded in the second quarter of 2003. Operating income in the third quarter of 2003 was comparable to the third quarter of 2002, with declines in index, options and structured products largely offset by an improvement in the convertible securities business.

Investment Banking's ➲ third quarter 2003 operating income, which includes private equity, decreased 11% to USD 572 million (CHF 790 million) compared with the second quarter of 2003. High yield and equity new issuance activity, particularly convertible securities, and private equity gains decreased in the third quarter of 2003 compared with the second quarter of 2003. Credit Suisse First Boston's mergers and acquisition fee income increased, while the industry's globally completed deals remained flat, based on US dollar volume, in the third quarter of 2003 compared with the second quarter of 2003. Investment Banking's operating income in the third quarter of 2003 was comparable to last year's third quarter. The third quarter of 2003 included improved syndicated finance and high yield new issuance results. Credit Suisse First Boston continued to be ranked first in underwriting global high yield new issuances in the third quarter of 2003.

The **Other** division reported third quarter 2003 operating income of USD 69 million (CHF 95 million), compared to operating income of USD 57 million (CHF 77 million) in the second quarter of 2003 and an operating loss of USD 240 million (CHF 377 million) in the third quarter of 2002. These increases in operating income were principally related to gains on sales of several legacy investments. All non-continuing legacy businesses produced operating income of USD 73 million (CHF 99 million) in the third quarter of 2003,

Institutional Securities balance sheet information [1]

in CHF m	30.09.03	30.06.03	31.12.02
Total assets	**625,767**	614,435	573,628
Total assets in USD m	**473,027**	454,195	412,623
Due from banks	**233,811**	209,179	193,944
of which securities lending and reverse repurchase agreements	**158,498**	144,214	152,221
Due from customers	**111,211**	134,789	114,191
of which securities lending and reverse repurchase agreements	**42,876**	52,793	56,851
Mortgages	**14,599**	13,701	14,825
Securities and precious metals trading portfolios	**179,442**	170,515	157,320
Due to banks	**313,915**	307,193	281,510
of which securities borrowing and repurchase agreements	**113,590**	87,651	112,733
Due to customers, other	**115,317**	126,807	109,980
of which securities borrowing and repurchase agreements	**60,544**	64,390	66,864

[1] Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform transactions of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services.

Institutional Securities key information [1]

based on CHF amounts	3Q2003	2Q2003	3Q2002	9 months 2003	9 months 2002
Cost/income ratio [2]	**77.0%**	75.7%	87.7%	**76.6%**	82.5%
Average allocated capital in CHF m	**11,173**	11,848	13,802	**11,798**	13,937
Pre-tax margin [2]	**19.3%**	22.4%	(15.4%)	**20.1%**	4.8%
Personnel expenses/operating income [2]	**47.7%**	52.2%	53.1%	**50.9%**	55.8%

	30.09.03	30.06.03	31.12.02
Number of employees (full-time equivalents)	**15,578**	15,454	16,018

[1] Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform transactions of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services. [2] Based on the segment results, which exclude certain acquisition-related costs not allocated to the segment.

compared to operating losses of USD 10 million (CHF 12 million) and USD 346 million (CHF 536 million) in the second quarter of 2003 and third quarter of 2002, respectively. Credit Suisse First Boston continues to reduce its net exposure of non-continuing legacy investments, totaling USD 2.4 billion (CHF 3.2 billion), including unfunded commitments on the real estate portfolio, as of September 30, 2003, down USD 60 million (CHF 154 million) from June 30, 2003.



CSFB Financial Services income statement [1]

in USD m	3Q2003	2Q2003	3Q2002	Change in % from 2Q2003	Change in % from 3Q2002	9 months 2003	9 months 2002	Change in % from 2002
Net interest income	**9**	11	52	(18)	(83)	**29**	160	(82)
Net commission and service fee income	**245**	240	389	2	(37)	**712**	1,243	(43)
Net trading income	**17**	30	26	(43)	(35)	**71**	88	(19)
Other ordinary income	**16**	(1)	13	–	23	**36**	37	(3)
Operating income	**287**	280	480	3	(40)	**848**	1,528	(45)
Personnel expenses	**157**	146	243	8	(35)	**443**	741	(40)
Other operating expenses	**77**	79	149	(3)	(48)	**230**	449	(49)
Operating expenses	**234**	225	392	4	(40)	**673**	1,190	(43)
Gross operating profit	**53**	55	88	(4)	(40)	**175**	338	(48)
Depreciation of non-current assets	**5**	8	22	(38)	(77)	**20**	66	(70)
Valuation adjustments, provisions and losses	**0**	(7)	11	(100)	(100)	**9**	22	(59)
Net operating profit before acquisition-related costs and taxes	**48**	54	55	(11)	(13)	**146**	250	(42)
Taxes [2]	**(14)**	(14)	(17)	0	(18)	**(37)**	(72)	(49)
Net operating profit before acquisition-related costs and minority interests (segment result)	**34**	40	38	(15)	(11)	**109**	178	(39)

[1] Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform transactions of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services and the transfer of Credit Suisse First Boston's Private Client Services UK business from CSFB Financial Services to Private Banking. Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, not allocated to the segments are included in the business unit results. [2] In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would not have had an impact on the taxes reported for 3Q2002 and for the 9 months 2002.

CSFB Financial Services

CSFB Financial Services reported a segment profit of USD 34 million (CHF 46 million) for the third quarter of 2003, a decrease of 15% from the second quarter of 2003, predominantly due to an increase in personnel expenses. Compared with the third quarter of 2002, the segment profit decreased 11%. Operating income for the third quarter of 2003 was USD 287 million (CHF 395 million), up 3% compared with the second quarter of 2003 and down 40% compared with the third quarter of 2002. Operating expenses increased 4% compared with the second quarter of 2003 and decreased 40% compared with the third quarter of 2002. Excluding Pershing, operating income increased 6% compared with the third quarter of 2002, mainly as a result of higher Credit Suisse Asset Management results. Excluding Pershing, operating expenses increased 7% compared with the third quarter of 2002. Pershing's third quarter 2002 operating income and operating expenses were USD 210 million (CHF 312 million) and USD 173 million (CHF 258 million), respectively. Pershing's operating income for the first nine months of 2003 and 2002 was USD 15 million (CHF 21 million) and USD 650 million (CHF 1.0 billion), respectively, and operating expenses for the first nine months of 2002 were USD 506 million (CHF 805 million).

Credit Suisse Asset Management's ➲ operating income in the third quarter of 2003 was comparable with the second quarter of 2003. Total assets under management as of September 30, 2003 increased 0.4% compared with June 30, 2003, to USD 312.7 billion (CHF 413.7 billion), reflecting a USD 4.0 billion (CHF 5.5 billion) net outflow of assets, primarily related to institutional clients, offset by improved market performance and a favorable foreign exchange impact when expressed in US dollars. Compared with the third quarter of 2002, operating income increased 7%.

CSFB Financial Services income statement [1]

in CHF m	3Q2003	2Q2003	3Q2002	Change in % from 2Q2003	Change in % from 3Q2002	9 months 2003	9 months 2002	Change in % from 2002
Net interest income	**13**	15	79	(13)	(84)	**40**	255	(84)
Net commission and service fee income	**337**	319	575	6	(41)	**968**	1,976	(51)
Net trading income	**24**	39	38	(38)	(37)	**96**	141	(32)
Other ordinary income	**21**	(2)	20	–	5	**48**	59	(19)
Operating income	**395**	371	712	6	(45)	**1,152**	2,431	(53)
Personnel expenses	**216**	195	363	11	(40)	**602**	1,179	(49)
Other operating expenses	**106**	106	220	0	(52)	**313**	713	(56)
Operating expenses	**322**	301	583	7	(45)	**915**	1,892	(52)
Gross operating profit	**73**	70	129	4	(43)	**237**	539	(56)
Depreciation of non-current assets	**8**	9	33	(11)	(76)	**27**	104	(74)
Valuation adjustments, provisions and losses	**0**	(10)	17	(100)	(100)	**12**	36	(67)
Net operating profit before acquisition-related costs and taxes	**65**	71	79	(8)	(18)	**198**	399	(50)
Taxes [2]	**(19)**	(19)	(25)	0	(24)	**(50)**	(115)	(57)
Net operating profit before acquisition-related costs and minority interests (segment result)	**46**	52	54	(12)	(15)	**148**	284	(48)

[1] Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform transactions of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services and the transfer of Credit Suisse First Boston's Private Client Services UK business from CSFB Financial Services to Private Banking. Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, not allocated to the segments are included in the business unit results. [2] In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would not have had an impact on the taxes reported for 3Q2002 and for the 9 months 2002.

Private Client Services' ➲ operating income for the third quarter of 2003 increased 9% compared with the second quarter of 2003. Assets under management as of September 30, 2003 increased 2.9% to USD 49.2 billion (CHF 65.1 billion) compared to June 30, 2003, despite a USD 1.1 billion (CHF 1.5 billion) net outflow of assets. Compared with the third quarter of 2002, operating income decreased 7% in the third quarter of 2003, mainly reflecting declines in customer debit balances and reduced trading activity.

CSFB Financial Services key information [1]

based on CHF amounts	3Q2003	2Q2003	3Q2002	9 months 2003	9 months 2002
Cost/income ratio [2]	**83.5%**	83.6%	86.5%	**81.8%**	82.1%
Average allocated capital in CHF m	**495**	553	984	**532**	1,041
Pre-tax margin [2]	**16.5%**	19.1%	11.1%	**17.2%**	16.4%
Personnel expenses/operating income [2]	**54.7%**	52.6%	51.0%	**52.3%**	48.5%
Net new assets Credit Suisse Asset Management in CHF bn (discretionary) [3]	**(5.5)**	(1.7)	(12.2)	**(12.4)**	(22.6)
Net new assets Private Client Services in CHF bn	**(1.5)**	(1.7)	–	**(1.7)**	5.3
Growth in assets under management [3]	**(1.5%)**	5.8%	(7.6%)	**(0.2%)**	(22.1%)
Growth in discretionary assets under management – Credit Suisse Asset Management [3]	**(1.2%)**	6.6%	(9.3%)	**0.2%**	(19.8%)
of which net new assets [3]	**(1.9%)**	(0.6%)	(3.8%)	**(4.4%)**	(6.2%)
of which market movement and structural effects	**0.7%**	7.2%	(5.5%)	**4.6%**	(13.6%)
Growth in net new assets Private Client Services	**(2.3%)**	(2.7%)	–	**(2.5%)**	5.7%

	30.09.03	30.06.03	31.12.02
Assets under management in CHF bn [3]	**481.2**	488.4	482.2
of which Credit Suisse Asset Management [3]	**413.7**	421.3	412.8
of which Private Client Services	**65.1**	64.6	67.5
Discretionary assets under management in CHF bn [3]	**295.9**	299.7	297.0
of which Credit Suisse Asset Management [3]	**279.5**	282.8	278.7
of which mutual funds distributed	**112.6**	113.3	106.5
of which Private Client Services	**16.4**	16.9	18.3
Advisory assets under management in CHF bn [3]	**185.3**	188.7	185.2
Number of employees (full-time equivalents)	**2,617**	2,683	6,783

[1] Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform transactions of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services and the transfer of Credit Suisse First Boston's Private Client Services UK business from CSFB Financial Services to Private Banking. [2] Based on the segment results, which exclude certain acquisition-related costs not allocated to the segment. [3] Credit Suisse Asset Management figures for Assets under Management and Net New Assets include assets managed on behalf of other entities within Credit Suisse Group. This differs from the presentation in the overview of Credit Suisse Group, where such assets are eliminated.

Introduction

The Group's consolidated results are prepared in accordance with Swiss GAAP, while the Group's segment reporting principles are applied to the presentation of segment results. For a description of these reporting principles, please refer to "Operating and Financial Review – Reporting Principles" in the Group's 2002 Annual Report. The operating basis business unit results reflect the results of the separate segments constituting the respective business units and certain acquisition-related costs that are not allocated to the segments. The Group's consolidated results reflect the operating basis business unit results adjusted for certain reclassifications associated with the business units and consolidation adjustments in the Corporate Center in accordance with Swiss GAAP.

The tables below reconcile the operating basis business unit results to Swiss GAAP. The "Reclassifications" columns include acquisition-related costs and reclassifications related to management reporting policies as described below. Acquisition-related costs are excluded from the operating basis business unit results because management believes that this enables them and investors to better assess the results and key performance indicators of the business. The operating basis business unit results in management's view provide a more useful indication of the financial performance of the operating business as they reflect the core businesses' operating performance for the periods under review unaffected by the amortization of costs related to historical acquisitions.

Credit Suisse Financial Services business unit

The Credit Suisse Financial Services operating basis column reflects the results of the respective segments, excluding amortization of acquired intangible assets and goodwill, which are reflected in the reclassifications column. The Credit Suisse Financial Services operating basis business unit results are also adjusted for credit-related valuation adjustments, resulting from the difference between the statistical credit provisions recorded by its banking segments and actual credit provisions on a Swiss GAAP basis. In addition, gains or losses related to divestitures and sales of investments

	Credit Suisse Financial Services			Credit Suisse First Boston				
3Q2003, in CHF m	Operating basis	Re-classifi-cations	**Swiss GAAP basis**	Operating basis	Re-classifi-cations	**Swiss GAAP basis**	Corporate Center [1]	**Credit Suisse Group**
Operating income	4,548	(1,161)[2]	**3,387**	3,352	(239)[3,4,6]	**3,113**	31	**6,531**
Personnel expenses	1,385		**1,385**	1,627	54 [3,4]	**1,681**	59	**3,125**
Other operating expenses	732		**732**	854	(260)[4]	**594**	(64)	**1,262**
Operating expenses	2,117		**2,117**	2,481		**2,275**	(5)	**4,387**
Gross operating profit	2,431		**1,270**	871		**838**	36	**2,144**
Depreciation of non-current assets	279		**279**	125		**125**	67	**471**
Amortization of acquired intangible assets and goodwill	–	25	**25**	–	211 [3]	**211**	2	**238**
Valuation adjustments, provisions and losses	90	14 [5]	**104**	111		**111**	0	**215**
Profit before extraordinary items and taxes	2,062		**862**	635		**391**	(33)	**1,220**
Extraordinary income/(expenses), net	3	1,161	**1,164**	2		**2**	2	**1,168**
Taxes	(260)	4	**(256)**	(111)	46	**(65)**	4	**(317)**
Net profit before minority interests	1,805		**1,770**	526		**328**	(27)	**2,071**
Minority interests	8		**8**	0	(20)[6]	**(20)**	(14)	**(26)**
Net profit	1,813		**1,778**	526		**308**	(41)	**2,045**
Reconciliation to business unit results								
Acquisition interest				(56)	56			
Amortization of retention payments				3	(3)			
Amortization of acquired intangible assets and goodwill	(25)	25		(211)	211			
Tax impact	1	(1)		46	(46)			
Business unit result	1,789			308				

[1] *Corporate Center includes the parent company operations, including Group financing initiatives, centrally managed, own-use real estate, consisting mainly of bank premises within Switzerland and consolidation adjustments.* [2] Reflects net gains/(losses) from sales of investments and other reclassifications within the insurance business of CHF 1,161 m reclassified from operating income to extraordinary income/(expenses). [3] Reflects acquisition interest of CHF 56 m allocated to operating income, amortization of retention payments of CHF -3 m allocated to personnel expenses and amortization of acquired intangible assets and goodwill of CHF 211 m. [4] Reflects brokerage, execution and clearing expenses of CHF 203 m reclassified from other operating expenses to a reduction of operating income and contractor costs of CHF 40 m and staff recruitment costs of CHF 17 m reclassified from other operating expenses to personnel expenses. [5] Reflects an increase/(decrease) in credit-related valuation adjustments resulting from the difference between statistical and actual credit provisions of CHF 14 m. [6] Reflects expenses of CHF 20 m related to certain redeemable preferred securities reclassified from operating income to minority interests.

2Q2003, in CHF m	Credit Suisse Financial Services Operating basis	Re-classifi-cations	Swiss GAAP basis	Credit Suisse First Boston Operating basis	Re-classifi-cations	Swiss GAAP basis	Corporate Center [1]	Credit Suisse Group
Operating income	3,544		**3,544**	4,131	(245)[2][3][5]	**3,886**	119	**7,549**
Personnel expenses	1,434		**1,434**	2,156	150 [2][3]	**2,306**	84	**3,824**
Other operating expenses	744		**744**	863	(248)[3]	**615**	(112)	**1,247**
Operating expenses	2,178		**2,178**	3,019		**2,921**	(28)	**5,071**
Gross operating profit	1,366		**1,366**	1,112		**965**	147	**2,478**
Depreciation of non-current assets	194		**194**	136		**136**	145	**475**
Amortization of acquired intangible assets and goodwill	–	27	**27**	–	201 [2]	**201**	(5)	**223**
Valuation adjustments, provisions and losses	90	(27)[4]	**63**	63		**63**	5	**131**
Profit before extraordinary items and taxes	1,082		**1,082**	913		**565**	2	**1,649**
Extraordinary income/(expenses), net	8		**8**	0		**0**	53	**61**
Taxes	(223)	(6)	**(229)**	(257)	84	**(173)**	83	**(319)**
Net profit before minority interests	867		**861**	656		**392**	138	**1,391**
Minority interests	(10)		**(10)**	0	(19)[5]	**(19)**	(16)	**(45)**
Net profit	857		**851**	656		**373**	122	**1,346**
Reconciliation to business unit results								
Acquisition interest				(64)	64			
Amortization of retention payments				(102)	102			
Amortization of acquired intangible assets and goodwill	(27)	27		(201)	201			
Tax impact	0			84	(84)			
Business unit result	830			373				

[1] Corporate Center includes the parent company operations, including Group financing initiatives, centrally managed, own-use real estate, consisting mainly of bank premises within Switzerland and consolidation adjustments. [2] Reflects acquisition interest of CHF 64 m allocated to operating income, amortization of retention payments of CHF 102 m allocated to personnel expenses and amortization of acquired intangible assets and goodwill of CHF 201 m. [3] Reflects brokerage, execution and clearing expenses of CHF 200 m reclassified from other operating expenses to a reduction of operating income and contractor costs of CHF 36 m and staff recruitment costs of CHF 12 m reclassified from other operating expenses to personnel expenses. [4] Reflects an increase/(decrease) in credit-related valuation adjustments resulting from the difference between statistical and actual credit provisions of CHF –27 m. [5] Reflects expenses of CHF 19 m related to certain redeemable preferred securities reclassified from operating income to minority interests.

within the insurance business are recorded as operating income at the insurance segments and the business unit level and reclassified to extraordinary income/expenses in the reconciliation in accordance with Swiss GAAP.

Credit Suisse First Boston business unit

The Credit Suisse First Boston operating basis column reflects the results of the respective segments, excluding acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, which are reflected in the reclassifications column. The Credit Suisse First Boston operating basis business unit results also deduct brokerage, execution and clearing expenses from other operating expenses (reclassified as a reduction in operating income in the consolidated results); deduct from other operating expenses contractor and certain staff recruitment costs (reclassified as an addition to personnel expenses in the consolidate results); and add to operating income expenses related to certain redeemable preferred securities (reclassified as minority interests in the consolidated results). This presentation brings Credit Suisse First Boston in line with its US competitors in the investment banking industry and facilitates comparison to its peers, which management believes is useful for investors. Swiss GAAP does not permit brokerage, execution or clearing expenses, contractor costs and certain staff recruitment costs to be reported as part of other operating expenses. The presentation of redeemable preferred securities of Credit Suisse First Boston issued by consolidated special purpose entities as an expense reducing its operating income is intended to present more fairly the operating results from its core businesses because they reflect the operating performance for the periods under review unaffected by the funding costs related to historical acquisitions.

RECONCILIATION OF OPERATING RESULTS TO SWISS GAAP

	Credit Suisse Financial Services			Credit Suisse First Boston				
3Q2002, in CHF m	Operating basis	Re-classifi-cations	**Swiss GAAP basis**	Operating basis	Re-classifi-cations	**Swiss GAAP basis**	Corporate Center [1]	**Credit Suisse Group**
Operating income	2,364	133 [2]	**2,497**	3,784	(376)[3][4][6]	**3,408**	(239)	**5,666**
Personnel expenses	1,486	47 [5]	**1,533**	1,994	237 [3][4]	**2,231**	29	**3,793**
Other operating expenses	884	39 [5]	**923**	1,110	(387)[4]	**723**	(87)	**1,559**
Operating expenses	2,370		**2,456**	3,104		**2,954**	(58)	**5,352**
Gross operating profit	(6)		**41**	680		**454**	(181)	**314**
Depreciation of non-current assets	262	29 [5]	**291**	207		**207**	94	**592**
Amortization of acquired intangible assets and goodwill	–	31 [5]	**31**	–	308 [3]	**308**	(2)	**337**
Valuation adjustments, provisions and losses	91	31 [7]	**122**	867		**867**	(16)	**973**
Profit/(loss) before extraordinary items and taxes	(359)		**(403)**	(394)		**(928)**	(257)	**(1,588)**
Extraordinary income/(expenses), net	6	(133)[2]	**(127)**	(1)		**(1)**	(3)	**(131)**
Taxes	(689)	8	**(681)**	139	141	**280**	(9)	**(410)**
Net profit/(loss) before minority interests	(1,042)		**(1,211)**	(256)		**(649)**	(269)	**(2,129)**
Minority interests	17		**17**	0	(19)[6]	**(19)**	(17)	**(19)**
Net profit/(loss)	(1,025)		**(1,194)**	(256)		**(668)**	(286)	**(2,148)**
Reconciliation to business unit results								
Acquisition interest				(99)	99			
Amortization of retention payments				(146)	146			
Amortization of acquired intangible assets and goodwill	(27)	27		(308)	308			
Exceptional items	(119)	119		–	–			
Tax impact	1	(1)		141	(141)			
Business unit result	(1,170)			(668)				

[1] Corporate Center includes the parent company operations, including Group financing initiatives, centrally managed, own-use real estate, consisting mainly of bank premises within Switzerland and consolidation adjustments. [2] Reflects net gains/(losses) from sales of investments within the insurance business of CHF -133 m reclassified from operating income to extraordinary income/(expenses). [3] Reflects acquisition interest of CHF 99 m allocated to operating income, amortization of retention payments of CHF 146 m allocated to personnel expenses and amortization of acquired intangible assets and goodwill of CHF 308 m. [4] Reflects brokerage, execution and clearing expenses of CHF 296 m reclassified from other operating expenses to a reduction of operating income and contractor costs of CHF 62 m and staff recruitment costs of CHF 29 m reclassified from other operating expenses to personnel expenses. [5] Reflects exceptional items allocated to personnel expenses of CHF 47 m, to other operating expenses of CHF 39 m, to depreciation of non-current assets of CHF 29 m and to amortization of acquired intangible assets and goodwill of CHF 4 m. [6] Reflects expenses of CHF 19 m related to certain redeemable preferred securities reclassified from operating income to minority interests. [7] Reflects an increase/(decrease) in credit-related valuation adjustments resulting from the difference between statistical and actual credit provisions of CHF 31 m.

RECONCILIATION OF OPERATING RESULTS TO SWISS GAAP

9 months 2002, in CHF m	Credit Suisse Financial Services Operating basis	Credit Suisse Financial Services Re-classifi-cations	Credit Suisse Financial Services Swiss GAAP basis	Credit Suisse First Boston Operating basis	Credit Suisse First Boston Re-classifi-cations	Credit Suisse First Boston Swiss GAAP basis	Corporate Center [1]	Credit Suisse Group
Operating income	8,586	70 [2]	**8,656**	14,682	(1,044) [3][4][6]	**13,638**	(651)	**21,643**
Personnel expenses	4,500	47 [5]	**4,547**	8,021	786 [3][4]	**8,807**	92	**13,446**
Other operating expenses	2,691	39 [5]	**2,730**	3,484	(963) [4]	**2,521**	(279)	**4,972**
Operating expenses	7,191		**7,277**	11,505		**11,328**	(187)	**18,418**
Gross operating profit	1,395		**1,379**	3,177		**2,310**	(464)	**3,225**
Depreciation of non-current assets	687	29 [5]	**716**	596		**596**	227	**1,539**
Amortization of acquired intangible assets and goodwill	–	106 [5]	**106**	–	995 [3]	**995**	(5)	**1,096**
Valuation adjustments, provisions and losses	285	35 [7]	**320**	1,625		**1,625**	61	**2,006**
Profit/(loss) before extraordinary items and taxes	423		**237**	956		**(906)**	(747)	**(1,416)**
Extraordinary income/(expenses), net	24	(70) [2]	**(46)**	25		**25**	(5)	**(26)**
Taxes	(1,192)	10	**(1,182)**	(173)	505	**332**	(64)	**(914)**
Net profit/(loss) before minority interests	(745)		**(991)**	808		**(549)**	(816)	**(2,356)**
Minority interests	100		**100**	0	(60) [6]	**(60)**	(43)	**(3)**
Net profit/(loss)	(645)		**(891)**	808		**(609)**	(859)	**(2,359)**
Reconciliation to business unit results								
Acquisition interest				(424)	424			
Amortization of retention payments				(503)	503			
Amortization of acquired intangible assets and goodwill	(102)	102		(995)	995			
Exceptional items	(119)	119		–	–			
Tax impact	2	(2)		505	(505)			
Business unit result	(864)			(609)				

[1] Corporate Center includes the parent company operations, including Group financing initiatives, centrally managed, own-use real estate, consisting mainly of bank premises within Switzerland and consolidation adjustments. [2] Reflects net gains/(losses) from sales of investments within the insurance business of CHF -70 m reclassified from operating income to extraordinary income/(expenses). [3] Reflects acquisition interest of CHF 424 m allocated to operating income, amortization of retention payments of CHF 503 m allocated to personnel expenses and amortization of acquired intangible assets and goodwill of CHF 995 m. [4] Reflects brokerage, execution and clearing expenses of CHF 680 m reclassified from other operating expenses to a reduction of operating income and contractor costs of CHF 223 m and staff recruitment costs of CHF 60 m reclassified from other operating expenses to personnel expenses. [5] Reflects exceptional items allocated to personnel expenses of CHF 47 m, to other operating expenses of CHF 39 m, to depreciation of non-current assets of CHF 29 m and to amortization of acquired intangible assets and goodwill of CHF 4 m. [6] Reflects expenses of CHF 60 m related to certain redeemable preferred securities reclassified from operating income to minority interests. [7] *Reflects an increase/(decrease) in credit-related valuation adjustments resulting from the difference between statistical and actual credit provisions of CHF 35 m.*